SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            Valence Technology, Inc.
                           --------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         -------------------------------
                         (Title of Class of Securities)


                                   918914 10 2
                                  -------------
                                 (CUSIP Number)


                                December 31, 2002
                               -------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                  [ ] Rule 13d-1(b)

                  [X] Rule 13d-1(c)

                  [ ] Rule 13d-1(d)

     * The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918914 10 2                                          Page 2 of 5 Pages
---------------------                                          -----------------


--------------------------------------------------------------------------------
     1)   Names of Reporting Person
          1981 Kara Ann Berg Trust, Clyde J. Berg, Trustee
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [X] (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Citizenship or Place of Organization
          California
--------------------------------------------------------------------------------
     Number of Shares       5) Sole Voting Power  475,000
                            ----------------------------------------------------
    Beneficially Owned      6) Shared Voting Power  8,129,270
                            ----------------------------------------------------
    by Each Reporting       7) Sole Dispositive Power  475,000
                            ----------------------------------------------------
       Person with:         8) Shared Dispositive Power  8,129,270
--------------------------------------------------------------------------------
     9)   Aggregate Amount Beneficially Owned by Each Reporting Person
          8,604,270
--------------------------------------------------------------------------------
    10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares |_| Not applicable.
          (See Instructions)
--------------------------------------------------------------------------------
    11)   Percent of Class Represented by Amount in Row (9)
          13.1%
--------------------------------------------------------------------------------
    12)   Type of Reporting Person (See Instructions)
          IN
--------- ----------------------------------------------------------------------

CUSIP No. 918914 10 2                                          Page 2 of 5 Pages
---------------------                                          -----------------


--------------------------------------------------------------------------------
     1)   Names of Reporting Person
          Clyde J. Berg
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [X] (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Citizenship or Place of Organization
          California
--------------------------------------------------------------------------------
     Number of Shares       5) Sole Voting Power  475,000
                            ----------------------------------------------------
    Beneficially Owned      6) Shared Voting Power  8,129,270
                            ----------------------------------------------------
    by Each Reporting       7) Sole Dispositive Power  475,000
                            ----------------------------------------------------
       Person with:         8) Shared Dispositive Power  8,129,270
--------------------------------------------------------------------------------
     9)   Aggregate Amount Beneficially Owned by Each Reporting Person 8,604,270
--------------------------------------------------------------------------------
    10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares |_| Not applicable.
          (See Instructions)
--------------------------------------------------------------------------------
    11)   Percent of Class Represented by Amount in Row (9)
          13.1%
--------------------------------------------------------------------------------
    12)   Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------


ITEM 1.   (a)  The  name  of  the  issuer  is  Valence  Technology,  Inc.   (the
               "Company").

          (b) The principal executive offices of the Company are located at 650 Bridge Point Parkway, Suite 415, Austin, Texas 78730.

ITEM 2.   (a)  The names of the  filing persons are Clyde J. Berg and 1981 Kara
               Ann Berg Trust, Clyde J. Berg, Trustee ("Trust").

          (b) The business address for Clyde J. Berg and Trust is 10050 Bandley Drive, Cupertino, California 94014.

          (c) Clyde J. Berg is a citizen of the United States of America and Trust is organized under the laws of the state of California.

          (d)  The title of the class of securities is Common Stock.

          (e)  The CUSIP number of the Common Stock is 918914 10 2.

ITEM 3.   If this  statement is filed pursuant to Rule 13d-1(b),  or 13d-2(b) or
          (c), check whether the person filing is a:

          Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.   Ownership.

          According to the Company's public filings, there were 65,558,863 shares of Common Stock issued and outstanding as of November 27, 2002.

          CLYDE J. BERG AND CLYDE J. BERG, SOLE TRUSTEE OF 1981 KARA ANN BERG TRUST

          The following information relates to shares of Common Stock for which the Trust and Clyde J. Berg hold voting or dispositive authority.

          (a)  Number of shares beneficially owned: 8,604,270

          (b)  Percent of class: 13.1%

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote: 475,000

               (ii) Shared power to vote or to direct the vote: 8,129,270

               (iii)Sole  power to  dispose  or to direct  the  disposition  of:
                    475,000

               (iv) Shared  power to dispose or to direct  the  disposition  of:
                    8,129,270

          Clyde J. Berg has sole voting and dispositive authority over the 475,000 shares held in his name. Clyde J. Berg, Trustee has shared voting and dispositive authority as sole trustee over 8,129,270 shares held by Trust.

          The Trust received 3,083,297 of the Trust shares as a liquidating distribution from West Coast Venture Capital Limited in 2002. The Trust is a non-managing member of Berg & Berg Enterprises, LLC ("Berg LLC") and has no power with respect to the 16,273,393 shares of Common Stock that are beneficially owned by Berg LLC as of December 31, 2002. The Trust disclaims beneficial ownership of all such shares owned by Berg LLC.

          Clyde J. Berg disclaims beneficial ownership of the 8,129,270 shares held by Trust.

ITEM 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person.

          See responses in Item 4 above.

ITEM 7.   Identification and Classification of the Subsidiary Which Acquired the
          Security   Being Reported on by the Parent Holding  Company or Control
          Person.

          Not applicable.

ITEM 8.   Identification and Classification of Members of the Group.

          This schedule is filed pursuant to Rule 13d-1(c). The responses to Items 2(a)-(c) identify each of the persons filing this statement.

ITEM 9.   Notice of Dissolution of Group.

          Not applicable.

ITEM 10.  Certification.

          Not applicable.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2003


                                            /s/ Clyde J. Berg
                                            ------------------------------------
                                            Clyde J. Berg
                                            Signing as an individual and as sole
                                            trustee of 1981 Kara Ann Berg Trust

                                  EXHIBIT INDEX


Exhibit I                         Joint Filing Agreement

                                    Exhibit I

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission under the Securities Exchange Act of 1934, each of the parties hereto agrees that the statement on Schedule 13G (including all amendments thereto) with respect to the beneficial ownership of Common Stock of Valence Technology, Inc. to which this agreement is attached as an exhibit, is filed by and on behalf of each such person and that any amendments thereto will be filed on behalf of each such person.

February 14, 2003


                                            /s/ Clyde J. Berg
                                            ------------------------------------
                                            Clyde J. Berg
                                            Signing as an individual and as sole
                                            trustee of 1981 Kara Ann Berg Trust